

October 17, 2014

Via E-mail
Kelly S. King
Chief Executive Officer
BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

> **Re: BB&T Corporation**
> **Registration Statement on Form S-4**
> **Filed October 6, 2014**
> **File No. 333-199168**

Dear Mr. King:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 42

1. Your disclosure in the second paragraph on page 46 notes that Party A's indication of interest "may have been slightly higher" than BB&T's based on the then-current market prices of BB&T and Party A. Accordingly, please revise your disclosure to identify Party A and disclose all material terms of Party A's indication of interest. For instance, and without limitation, please revise to quantify the consideration indicated by Party A, including the proposed exchange ratio and the prevailing premium to The Bank of Kentucky Financial Corporation's then-current market price. Also, explain your uncertainty regarding whether the consideration represented by Party A's indication of interest was higher than BB&T's offer.

2. Please revise your disclosure on page 46 to identify the "unduly burdensome regulatory conditions" and "special contingencies" that are cited as reasons why the Board chose to proceed with BB&T's offer as opposed to Party A's indication of interest. Explain how these conditions and contingencies materially differ from the conditions necessary for

BB&T and The Bank of Kentucky Financial Corporation to close the instant merger. In this regard, we note the conditions to closing referenced in the first Question and Answer on page 1 of the proxy statement/prospectus and section 6.2(c) of the Merger Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Alexandra Ledbetter, Reviewing Attorney, at (202) 551-3317 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director

cc (via email): Matthew M. Guest, Esq. – Wachtell, Lipton, Rosen & Katz